SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

1.              DATE, TIME AND VENUE: On November 11, 2021, held via electronic means.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with participation of all Directors named below, as well as CEO Roberto Lopes Pontes Simões. The Chairman of the Board of Directors presided over the meeting, and Lilian Porto Bruno was the secretary.

3.              AGENDA, RESOLUTIONS AND MATTERS FOR INFORMATIONAL PURPOSES OR IN THE COMPANY'S INTEREST:

3.1.         RESOLUTIONS: After analysis of the matters submitted for deliberation, with the relevant materials submitted previously to the Directors and available in the Company's Governance Portal and head office, the following resolution was unanimously taken by those present:

a)	PD.CA/BAK-41/2021 - Issue of private debentures in the local market by Braskem S.A. (“Issue”), linked to certificates of agribusiness receivables to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (“CRA”) – after analysis of the matter by the Finance and Investment Committee, which issued an opinion recommending its approval, the Directors approved PD.CA/BAK-41/2021, authorizing:

(a.i.) the Issue, with the following main characteristics and conditions, which will be detailed and regulated by the Issue Indenture:

(i) Issue: Fifteenth (15th) issue of debentures of the Company;

(ii) Series: Two (2) series, with the Debentures to be allocated in each series distributed under the communicating vessels system ("Communicating Vessels System"), so that the number of series, as well as the number of Debentures to be allocated in each series, will be defined after conclusion of the Bookbuilding Procedure (as defined below).

(iii) Total Issue Amount: The total Issue amount will be of up to eight hundred forty million reais (R$840,000,000.00), considering any additional lots, on the issue date to be defined in the Issue Indenture ("Issue Date"), and such amount may be reduced up to the limit of the final demand of the CRA to which the Debentures will be linked, as envisaged in item "e" below, without the need for a new corporate approval by the Company, provided that such change is duly formalized before the first payment date, upon execution of an amendment to the Issue Indenture and compliance with its provisions, and the Company is hereby, under the terms of these minutes, authorized to enter into such amendment to establish the final Issue amount;

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(iv) Number of Debentures: Up to eight hundred forty thousand (840,000) Debentures, and such amount can be partially canceled, up to the limit of the final demand of the respective CRA to which the Debentures will be linked, as envisaged in item "v" below, without the need for a new corporate approval by the Company, provided that such change is duly formalized before the first payment date, upon execution of an amendment to the Issue Indenture and compliance with its provisions, and the Company is hereby, under the terms of these minutes, authorized to enter into such amendment to establish the final number of Debentures;

(v) Link to the Issue of CRA: After the Debentures are subscribed for, due to the fiduciary regimes to be introduced by the Securitization Company, any and all amounts payable to the Securitization Company due to the ownership of Debentures will be expressly linked to the 1st and 2nd series of the 124th issue of CRA of the Securitization Company, in connection with the securitization of agribusiness credits, under Law 11,076, Law 9,514, of November 20, 1997, as amended, CVM Instruction 400, CVM Instruction 600 and the “Instrument of Securitization of Agribusiness Credit Rights for Issue of Certificates of Agribusiness Receivables of the 1st and 2nd Series of the 124th Issue of Securitizadora de Direitos Creditórios do Agronegócio S.A. Backed by Agribusiness Credits due by Braskem S.A.” (“Securitization Instrument”) to be entered into between the Securitization Company and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (“Fiduciary Agent of the CRA”);

(vi) Nominal Unit Value: One thousand reais (R$1,000.00) on the Issue Date (“Nominal Unit Value”);

(vii) Inflation Adjustment of the Nominal Unit Value: The Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures, as the case may be, will be adjusted for inflation as from the first payment date, by the variation of the Extended National Consumer Price Index, calculated and disclosed monthly by the Brazilian Institute of Geography and Statistics ("IPCA"), according to the formula envisaged in the Issue Indenture ("Inflation Adjustment"), with automatic inclusion of the product of Inflation Adjustment in the Nominal Unit Value or balance of the Nominal Unit Value of Debentures, as applicable (“Adjusted Unit Nominal Value”);

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(viii) Amortization of 1st Series Debentures: The balance of the Adjusted Nominal Unit Value of the 1st Series Debentures will be fully paid by the Company, in a lump sum, on the maturity date of the 1st Series Debentures, except in the cases of early maturity of the Debentures, Early Redemption Tender Offer (which results in effective early redemption), Early Redemption related to Tax Event, Optional Full Early Redemption, Mandatory Early Redemption Tender Offer - Change in Controlling Interest (which results in effective early redemption) and Mandatory Early Redemption, under the terms of the Issue Indenture;

(ix) Amortization of 2nd Series Debentures: The balance of the Adjusted Nominal Unit Value of the 2nd Series Debentures will be fully paid by the Company in three (3) annual installments, according to the dates to be envisaged in Appendix I to the Issue Indenture, except in the cases of early maturity of the Debentures, Early Redemption Tender Offer (which results in effective early redemption), Early Redemption related to Tax Event, Optional Full Early Redemption, Mandatory Early Redemption Tender Offer - Change in Controlling Interest (which results in effective early redemption) and Mandatory Early Redemption, under the terms of the Issue Indenture;

(x) Maturity Date of the Debentures: The maturity date of the 1st Series Debentures will be that envisaged in the Issue Indenture ("1st Series Maturity Date"), except in the cases of early maturity of the Debentures, Early Redemption Tender Offer (which results in effective early redemption), Early Redemption related to Tax Event, Optional Full Early Redemption, Mandatory Early Redemption Tender Offer - Change in Controlling Interest (which results in effective full early redemption) and Mandatory Early Redemption, under the terms of the Issue Indenture. The maturity date of the 2nd Series Debentures will be that envisaged in the Issue Indenture ("2nd Series Maturity Date" or, jointly with the 1st Series Maturity Date, "Maturity Date"), except in the cases of early maturity of the Debentures, Early Redemption Tender Offer (which results in effective full early redemption), Early Redemption related to Tax Event, Optional Full Early Redemption, Mandatory Early Redemption Tender Offer - Change in Controlling Interest (which results in effective full early redemption) and Mandatory Early Redemption, under the terms of the Issue Indenture;

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(xi) Remuneration of 1st Series Debentures: The Adjusted Nominal Unit Value of 1st Series Debentures will yield compensatory interest corresponding to a certain percentage per year of two hundred and fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure to be conducted by the Managers with participation of Institutional Investors, under article 23, paragraphs 1 and 2, and articles 44 and 45 of CVM Instruction 400 ("Bookbuilding Procedure"), limited to the highest of: (i) internal rate of return of Treasury IPCA + half-yearly interest (NTN-B) bonds, with maturity on August 15, 2028, based on the indicative rate disclosed by ANBIMA on its website (www.anbima.com.br), to be calculated on the closing of the Business Day immediately prior to the date of the Bookbuilding Procedure, increased exponentially by a surplus of zero point seventy percent (0.70%); or (ii) four point eighty percent (4.80%) per year of two hundred and fifty-two (252) Business Days, calculated exponentially and cumulatively, on a pro rata temporis basis, by Business Days elapsed ("Remuneration of 1st Series Debentures"), during each Capitalization Period, according to formula established in the Issue Indenture. Under the terms of these minutes, the Company is hereby authorized to enter into an amendment to the Issue Indenture to establish the final rate of the Remuneration of 1st Series Debentures;

(xii) Remuneration of 2nd Series Debentures: The Adjusted Nominal Unit Value of the 2nd Series Debentures will yield compensatory interest corresponding to a certain percentage per year of two hundred fifty-two (252) Business Days, to be defined in accordance with the Bookbuilding Procedure, limited to the highest of: (i) internal rate of return of Treasury IPCA + half-yearly interest (NTN-B) bonds, with maturity on August 15, 2030, based on the indicative rate disclosed by ANBIMA on its website (www.anbima.com.br), to be calculated on the closing of the Business Day immediately prior to the date of the Bookbuilding Procedure, increased exponentially by a surplus of zero point seventy-five percent (0.75%); or (ii) five percent (5.00%) per year of two hundred and fifty-two (252) Business Days, calculated exponentially and cumulatively, on a pro rata temporis basis, by Business Days elapsed ("Remuneration of 2nd Series Debentures" and, jointly with the Remuneration of 1st Series Debentures, "Remuneration"), during each Capitalization Period, according to formula established in the Issue Indenture. Under the terms of these minutes, the Company is hereby authorized to enter into an amendment to the Issue Indenture to establish the final rate of the Remuneration of 2nd Series Debentures;

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(xiii) Payment of Remuneration on Debentures: In accordance with the table to be added to Appendix I to the Issue Indenture;

(xiv) Charges for Late Payment: Without prejudice to the Inflation Adjustment and the Remuneration, in the event of default on any pecuniary obligations connected with the Debentures, the overdue and unpaid amounts will be subject to, irrespective of any warning, notice or judicial or extrajudicial notification: (a) interest for late payment of one percent (1%) per month, calculated on a pro rata temporis basis from the date of default to the date of effective payment; and (b) non-compensatory fine of two percent (2%) of the amount due (“Charges for Late Payment”);

(xv) Early Redemption Tender Offer: The Company may, at its sole discretion and at any time, carry our a tender offer for early redemption of the Debentures of the two series or of a specific series, targeted at the Debentureholder, ensuring the possibility of redemption of all Debentures, under equal conditions, in accordance with the terms and conditions to be envisaged in the Issue Indenture ("Early Redemption Tender Offer");

(xvi) Early Redemption related to Tax Event: Exclusively if the Company is required to retain, deduct or pay any amount referring to an increase in taxes and/or rates under the Issue Indenture, the Company may, at any time, choose to carry out early redemption of all Debentures, in accordance with the terms and conditions to be envisaged in the Issue Indenture ("Early Redemption related to Tax Event");

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(xvii) Optional Full Early Redemption: The Company may, subject to the terms and conditions of the Issue Indenture, at its sole discretion and irrespective of the Debentureholder's will, carry out optional early redemption of all Debentures of one or both series, at any time (“Optional Full Early Redemption”);

(xviii) Optional Extraordinary Amortization: The Company may, limited to ninety-eight percent (98.00%) of the balance of the Adjusted Nominal Unit Value and subject to the terms and conditions established in the Issue Indenture, at its sole discretion and irrespective of the Debentureholder's will, carry out optional extraordinary partial amortization of the Debentures, at any time ("Optional Extraordinary Amortization");

(xix) Mandatory Early Redemption Tender Offer: The Company will be required to carry out an early redemption tender offer of all Debentures, ensuring the possibility of redemption of all Debentures, under equal conditions, upon Change in Controlling Interest (to be defined in the Issue Indenture) of the Company and provided that such Change in Controlling Interest results in Rating Reduction (to be defined in the Issue Indenture) (“Mandatory Early Redemption Tender Offer - Change in Controlling Interest”);

(xx) Mandatory Early Redemption: The Company must carry out mandatory early redemption of all Debentures if the shareholders of the Company, at any time as from the first payment date, approve at a shareholders meeting the merger of the Company with any company that is not a publicly-held company, under the applicable regulation, in accordance with the terms and conditions to be envisaged in the Issue Indenture (“Mandatory Early Redemption”);

(xxi) Early Maturity: Subject to the terms of the Issue Indenture, the Debentureholder must declare as early matured all obligations related to the Debentures, as established in the Issue Indenture, if any of the events below has occurred or is under way, and the type of maturity (automatic or non-automatic), periods for relief, limits and/or minimum amounts (thresholds), specifications and exceptions with regard to such events will be negotiated and defined in the Issue Indenture, which will prevail, in any case: (i) non-payment of the balance of the Adjusted Nominal Unit Value and the Remuneration due to the Debentureholder on the

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

Payment Dates and/or Maturity Date; (ii) (a) adjudication of bankruptcy of the Company and/or any of its subsidiaries (as per the definition of "control" established in article 116 of the Brazilian Corporations Law), which, based on the quarterly financial information or the most recent consolidated financial statements of the Company (1) represents at least ten percent (10%) of the total consolidated assets of the Company; or (2) whose revenue in the 12-month period prior to the date of such quarterly financial information or consolidated financial statements accounts for at least ten percent (10%) of the Company's total consolidated revenue, excluding, for all purposes, Braskem Idesa Servicios S.A., Braskem Idesa S.A.P.I. and any other company whose financing has been or will be carried out as a project finance  (“Relevant Subsidiaries”); (b) petition for bankruptcy filed by the Company; or (c) petition for bankruptcy of the Company filed by third parties and not ruled out within the legal term; (iii) if the Company and/or any of its Relevant Subsidiaries: (a) proposes a court-supervised or extrajudicial reorganization plan to any creditor or rank of creditors, irrespective of whether judicial ratification of such plan has been requested or obtained; or (b) files for court-supervised reorganization, irrespective of whether the processing of the court-supervised reorganization is accepted or the reorganization is granted by the competent judge; (iv) insolvency, extinction, liquidation or dissolution of the Company and/or any of its Relevant Subsidiaries, except if such events result from an Authorized Corporate Restructuring (as defined in the Issue Indenture); (v) declaration of early maturity of any operation in the financial or capital market, in Brazil and/or abroad, of the Company and/or any of its Relevant Subsidiaries; (vi) transformation of the corporate type of the Company, under articles 220 et seq. of the Brazilian Corporations Law; (vii) use of the proceeds from the Debentures in any allocation, terms, period and form other than those described in the terms to be established in the Issue Indenture; (viii) if the Company and/or any company controlled (according to the definition of "control" established in article 116 of the Brazilian Corporations Law), directly or indirectly ("Subsidiary"), by the Company, practices any act aiming to terminate, annul or otherwise extinguish, judicially or extrajudicially, the Issue Indenture and/or Securitization Instrument; (ix) transfer or any form of assignment or promise of assignment to third parties by the Company of the obligations undertaken under the Issue Indenture; (x) lack of payment of any

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

pecuniary obligation within the period established in the Issue Indenture; (xi) failure by the Company to comply with any non-pecuniary obligation related to the Debentures established in the Issue Indenture; (xii) failure to comply with any adversearbitral or judicial decision of immediate effect against the Company and/or any of its Relevant Subsidiaries; (xiii) default by the Company and/or any of its Relevant Subsidiaries, as a party or guarantor, on pecuniary obligation in connection with any financial operation in the capital market, in Brazil and/or abroad; (xiv) bills protested against the Company and/or by any of its Relevant Subsidiaries, in amount to be defined in the Issue Indenture; (xv) spin-off, consolidation, merger or any corporate restructuring of the Company and/or any of its Relevant Subsidiaries; (xvi) reduction of the Company's capital stock; (xvii) non-renewal, cancellation, revocation or suspension of authorizations, concessions, permits or licenses, including environmental ones, required by competent bodies; (xviii) demonstration that any of the declarations made by the Company in the Issue Indenture is (a) false or misleading; or (b) in any material aspect, insufficient or incorrect, on the date it was made; (xix) questioning by third parties in court about the validity, enforceability or efficacy of the Issue Indenture; (xx) sale and/or any other form of transfer, by the Company and/or any of its Relevant Subsidiaries, through any means, against payment or not, of assets so that all or substantially all assets of the Company on a consolidated basis are transferred; (xxi) expropriation, forfeiture or any other act by any Brazilian governmental entity that affects all or substantially all assets of the Company and/or any of its Relevant Subsidiaries and compromises the Company's ability to comply with its pecuniary obligations under the Issue Indenture; (xxii) interruption to the activities of the Company and/or any of its Relevant Subsidiaries determined by a judicial or any other Authority's order that compromises the Company's ability to pay the balance of the Adjusted Nominal Unit Value and the Remuneration under the Issue Indenture; (xxiii) change in the Company's corporate purpose; (xxiv) failure to carry out the Mandatory Early Redemption Tender Offer - Change in Controlling Interest and the Mandatory Early Redemption; and (xxv) if the Issue Indenture and/or Securitization Instrument is declared invalid, ineffective, null or unenforceable, by any Rule, court decision or arbitration award; and

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(xxii) Other characteristics: To be defined in the Issue Indenture.

(a.ii.) the execution, by the Company, of all and any instruments required for the Issue, as well as subscription to and payment of the Debentures by the Securitization Company to link them to the CRA to be issued by the Securitization Company and backed by the Debentures, under Law 11,076, of December 30, 2004, as amended, which will be the object of public distribution offering, under Instruction 600, issued by the Securities and Exchange Commission of Brazil ("CVM") on August 1, 2018, as amended, and CVM Instruction 400, of December 29, 2003, as amended ("Offering"), including, but not limited to, the following agreements and any amendments thereto: (i) “Private Instrument of Indenture of the 15th Issue of Unsecured, Non-convertible Debentures in Two Series, for Private Placement, of Braskem S.A.” to be entered into between the Company and the Debentureholder (“Issue Indenture”); and (b) “Agreement for Coordination, Placement and Public Distribution, under Firm Placement Guarantee, of Certificates of Agribusiness Receivables of the 1st and 2nd Series of the 124th Issue of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. Backed by Agribusiness Credits Due by Braskem S.A.,” to be entered into between the Securitization Company, XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., financial institution included in the securities distribution system, located at Avenida Presidente Juscelino Kubitschek, 1.909, Torre Sul, 30º andar, Itaim Bibi, in the city of São Paulo, State of São Paulo, CEP 04543-010, inscribed in the roll of corporate taxpayers (CNPJ) under no. 02.332.886/0011-78 (“Main Manager”); Banco BTG Pactual S.A., financial institution included in the securities distribution system, with office located at Avenida Brigadeiro Faria Lima, n.º 3.477, 14º andar, in the city of São Paulo, State of São Paulo, CEP 04538-133, inscribed in the CNPJ under no. 30.306.294/0002-26 (“BTG”); Banco Itaú BBA S.A., financial institution included in the securities distribution system, with principal place of business at Avenida Brigadeiro Faria Lima, 3.500, 1º, 2º, 3º, 4º (parte) e 5º andares, Itaim Bibi, in the city of São Paulo, State of São Paulo, inscribed in the CNPJ under no.  17.298.092/0001-30 (“Itaú BBA”); Banco Safra S.A., financial institution included in the securities distribution system, with principal place of business at Avenida Paulista, 2.100, in the city of São Paulo, State of São Paulo, inscribed in the CNPJ under no.  58.160.789/0001-28 (“Banco Safra”); Banco Santander (Brasil) S.A., financial institution included in the securities distribution system, with principal place of business at Avenida Presidente Juscelino Kubitscheck, n.º 2.041, Bloco A, in the city of São Paulo, State of São Paulo, CEP 04543-011, inscribed in the CNPJ under no.  90.400.888/0001-42 (“Santander” and, jointly with the Main Manager, BTG, Itaú BBA and Banco Safra, “Managers”), J. Safra Assessoria Financeira Ltda., limited liability company with principal place of business at Avenida Paulista, nº 2.100, in the city of São Paulo, State of São Paulo, inscribed in the CNPJ under no. 20.818.335/0001-29 (“J. Safra Assessoria” and, jointly with Banco Safra, “Safra”) and the Company, in connection with the Offering (“Distribution Agreement”); and

BRASKEM S.A.

Corporate Taxpayer Register (CNPJ) 42.150.391/0001-70

Company Registry (NIRE): 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 11, 2021

(a.iii.) the board of executive officers of the Company to practice all and any acts and formal procedures necessary and/or convenient for the Issue and/or the Offering, including, but not limited to, the discussion, negotiation, definition of terms and conditions and execution of any and all instruments related to the Issue and the Offering, especially the Issue Indenture and amendments thereto and/or any other instrument necessary for or recommendable to carrying out the Issue and the Offering (such as powers of attorney, amendments to the aforementioned instruments and other related instruments, including for cancellation of Debentures that are not paid on the Payment Date), with powers to negotiate and sign the respective instruments and any amendments thereto.

3.2.         Matters for Informational Purposes: Nothing to be registered.

3.3.         Matters in the Company's Interest: Nothing to be registered.

4.              CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up and, after being read, discussed and approved, were signed by the Directors present, the Chairman and the Secretary.

São Paulo/SP, November 11, 2021.

José Mauro M Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Marcelo Klujsza

Paulo Roberto Vales de Souza	Roberto Faldini

Roberto Lopes Pontes Simões	Rogério Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.